PEOPLES BANCORP INC.
138 Putnam Street
PO Box 738
Marietta OH 45750

October 17, 2005

Angela Jackson
Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington DC 20549

Re: Peoples Bancorp Inc.
Form 10-K
Filed March 15, 2005
File No. 000-16772

Dear Ms. Jackson:

This letter is our response to your correspondence dated September 23, 2005, requesting additional information with respect to the above referenced filing.

Comment #1: Provide the following information:

o CLARIFY WHETHER THE HEDGING INSTRUMENT IN THIS CASH FLOW HEDGE IS THE OPTION TO ENTER INTO AN INTEREST RATE SWAP OR THE INTEREST RATE SWAP ITSELF.
     The instrument described in Note 12 is the option for Peoples Bank, National Association ("Peoples Bank") to enter into an interest rate swap and is commonly referred to as a "swaption". Currently, cash flows are not being exchanged under this hedging instrument since Peoples Bank has not exercised its option to enter into the interest rate swap.


o    CLEARLY DESCRIBE THE TERMS OF BOTH THE HEDGING INSTRUMENT AND THE HEDGED
     ITEM.
     The hedging instrument is an option for Peoples Bank to enter into an interest rate swap with Salomon Smith Barney starting on October 19, 2002, and on a quarterly basis thereafter (April 19, July 19, October 19 and January 19). Under the terms of the interest rate swap, Peoples Bank will pay a fixed rate of interest of 5.63% and receive a variable rate based on 3-month LIBOR (USD_LIBOR_BBA_3MT), computed on a notional amount of $17 million. The Swaption expires on October 19, 2009.

     The hedged item is a $17 million convertible fixed rate advance from the Federal Home Loan Bank of Cincinnati ("FHLB"). Peoples Bank obtained this advance on October 19, 1999, at an initial fixed rate of 5.63% and maturity date of October 19, 2009. Interest on the FHLB advance is payable monthly with the principal amount due at maturity. On a quarterly basis beginning October 19, 2000, the FHLB has had the option to convert the advance to a floating rate advance at 3-month LIBOR (USD_LIBOR_BBA_3MT). The quarterly options are based on the quarterly anniversary dates of the advance. The early repayment of the advance would result in Peoples Bank incurring a prepayment penalty.

     The following summarizes the key characteristics of both the hedging instrument and hedged item:


                                            Hedging Instrument                Hedged Item
                                      ----------------------------    ----------------------------
       Trade/Advance Date                       10/2/2002                      10/19/1999
       Expiration/Maturity Date                10/19/2009                      10/19/2009
       Notional/Principal Amount               $17,000,000                    $17,000,000
       Fixed Rate                                 5.63%                          5.63%
       Variable Interest Rate               3-month US$ LIBOR              3-month US$ LIBOR
       Interest Rate Reset Dates      Each October 19, January 19,    Each October 19, January 19,
                                          April 19 and July 19            April 19 and July 19
                                       beginning October 19, 2002      beginning October 19, 2000



o    DESCRIBE THE SPECIFIC DOCUMENTED RISK BEING HEDGED.
     The Swaption hedges Peoples Bank's interest rate risk, specifically its exposure to a negative impact to cash flows from the variable rate liability in a rising interest rate environment. If interest rates were to rise to a degree that it would be advantageous to the FHLB to convert the rate on the advance to 3-month LIBOR, it would increase the cash flow requirement from Peoples Bank and subject Peoples Bank to a variable cash flow on the advance. The Swaption allows Peoples Bank to maintain the current cash flow requirement on the advance.

o TELL US HOW YOU DETERMINED THAT THIS HEDGING RELATIONSHIP MET ALL OF THE CRITERIA OF PARAGRAPHS 28-29 OF SFAS 133 TO QUALIFY AS A CASH FLOW HEDGE. Prior to the inception of the Swaption and as part of Peoples Bank's interest rate risk management process, management evaluated hedging options to mitigate Peoples Bank's exposure to variability in cash flows from the convertible rate FHLB advances. The decision to enter into this swaption was made after thorough evaluation of the terms of the hedged item and the customized terms of the hedging instrument. Management documented these specific terms, their conclusion that the terms exactly matched and their assessment that there would be no ineffectiveness in the hedging relationship due to the exact matched terms. Management also documented that their ongoing assessment of effectiveness would consist of comparing the terms of the hedged item and the hedging instrument to ensure that the terms continued to exactly match.

     Management evaluated the forecasted transaction, that is, the future interest payments to the FHLB and concluded that it was probable that Peoples Bank would have an interest payment to the FHLB that was at risk of varying given that the FHLB debt existed at the inception date of the hedge.

o IDENTIFY WHETHER YOU USE THE LONG-HAUL METHOD, THE SHORT-CUT METHOD, OR MATCHED TERMS TO ASSESS THE EFFECTIVENESS OF THIS HEDGING STRATEGY.
     As noted, the terms of the hedging instrument were customized to exactly match the terms of the hedged item and were designed to meet the terms of Derivatives Implementation Group Issue No. G20 ("DIG Issue G20"). Management followed the matched terms method to assess the effectiveness of this hedging relationship. In reviewing the hedge documentation prepared in 2002 in order to respond to this comment letter, we realized that our accounting did not technically meet all of the elements of hedge accounting under the DIG Issue G20 method. We erroneously amortized the premium paid for the Swaption rather than recording the entire change in estimated fair value in other comprehensive income, net of income tax. As a result, we analyzed the impact on our consolidated quarterly and annual financial statements of not applying hedge accounting since inception and concluded that the impact was not material to any individual quarter or year. We will correct this error in applying hedge accounting in our results for the third quarter of 2005 by reclassifying the amount accumulated in other comprehensive income, net of income tax, to the income statement. The pretax and after tax amounts being reclassified are $249,860 and $162,409, respectively and represent the cumulative decline in the estimated fair value of the Swaption from inception. The following is a summary of the impact that this error had on our quarterly reported diluted EPS:

                                            Amount That
                                            Should Have
                           Amount              Been
          Quarterly       Actually           Recorded,                  Quarterly      Annual
           Period        Record, Net          Net of                      EPS           EPS
           Ended        Of Income Tax       Income Tax    Difference     Impact        Impact
        ------------- -----------------  --------------  ------------  -----------  ------------
          Dec 2002        $10,384           ($103,620)     ($93,236)    ($0.0106)     ($0.0106)
          Mar 2003        $13,627             ($9,673)       $3,954      $0.0004
          Jun 2003        $13,627            ($82,200)     ($68,573)    ($0.0065)
          Sep 2003        $ 4,542             $51,927       $56,469      $0.0052
          Dec 2003        $22,711             $22,633       $45,344      $0.0042       $0.0035
          Mar 2004        $13,627            ($95,639)     ($82,012)    ($0.0076)
          Jun 2004        $13,627             $32,101       $45,728      $0.0042
          Sep 2004        $13,627            ($78,443)     ($64,817)    ($0.0061)
          Dec 2004        $13,627            ($33,246)     ($19,619)    ($0.0019)     ($0.0113)
          Mar 2005        $13,627              $5,669       $19,295      $0.0018
          Jun 2005        $13,627            ($47,087)     ($33,461)    ($0.0032)


     The impact of correcting this error in the third quarter of 2005 is not material as it represents a $0.0153 per diluted share impact on earnings per share for the quarter.

o    DESCRIBE HOW YOU ASSESS HEDGE EFFECTIVENESS AND MEASURE HEDGE
     INEFFECTIVENESS.
     Management believed that the Swaption met the conditions specified by DIG Issue G20 for a perfectly effective hedging relationship and assumed no ineffectiveness in the hedging relationship.

o IF YOU APPLY THE SHORT-CUT METHOD OF ASSESSING HEDGE EFFECTIVENESS, TELL US HOW YOU DETERMINED THAT THIS HEDGE MET THE CONDITIONS OF PARAGRAPH 68 OF SFAS 133 TO QUALITY FOR SUCH TREATMENT.
     We do not apply the short-cut method.

o TELL US HOW YOU DETERMINE THAT THE FORECASTED TRANSACTION (I.E., CONVERSION OF ADVANCE TO VARIABLE RATE) IS PROBABLE CONSIDERING THE GUIDANCE IN PARAGRAPH 464 OF SFAS 133.
     We assessed the likelihood of Peoples Bank being exposed to interest payments that are at risk of varying as probable given that the hedged cash flows relate to a contractual commitment we have to make quarterly interest payments to the FHLB through October 2009 and we expected to remain contractually committed. The risk that those probable interest payments would vary was present from inception due to the presence of the FHLB's option to convert the debt from fixed rate to floating.


Comment #2: Please tell us whether you are a party to any other derivative instruments to which you apply hedge accounting treatment under SFAS 133. If so, please describe the terms of such instruments and explain how you account for these hedges.

     Peoples Bancorp Inc. ("Peoples") and its subsidiaries are not a party to any other derivative instruments at the present time to which hedge accounting is applied.


As requested, the following acknowledgements are provided on behalf of Peoples:
     o Peoples is responsible for the adequacy and accuracy of the disclosure in the filing;
     o staff comments or changes to disclosure in response to staff comments in respect of the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o Peoples may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ MARK F. BRADLEY

Mark F. Bradley
President and Chief Executive Officer
Peoples Bancorp Inc.